
October 26, 2018

Thad Huston
Chief Financial Officer
LivaNova PLC
20 Eastbourne Terrace
London, United Kingdom
W2 6LG

      Re: LivaNova PLC
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 28, 2018
          File No. 001-37599

Dear Mr. Huston:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Electronics and Machinery